FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 20, 2004 (“RIM Provides Update On InPro II Licensing, S.a.r.l. vs. RIM Litigation")	Page No 1

Document 1

December 20, 2004

FOR IMMEDIATE RELEASE

RIM Provides Update On InPro II Licensing, S.a.r.l. vs. RIM Litigation

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) provided an update today following a stipulated judgment in the InPro II Licensing, S.a.r.l. (“InPro”) vs. RIM litigation in the United States District Court for the District of Delaware. In accordance with a stipulation of the parties, judgment will be entered in RIM’s favor and against InPro on all claims in InPro’s complaint for patent infringement. The judgment is subject to appeal by InPro. As previously disclosed, InPro filed an action against RIM in 2003 in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel.

RIM will continue to provide updates on this matter as material information becomes available. Further comment and details were not disclosed at this time.

_________________

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion and RIM are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 21, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller